Exhibit 99.1

Vision Marine Technologies Files Patent for Advanced System Communication Encryption in E-Motion™ Powertrain

Boisbriand, Quebec, April 26, 2024 — Vision Marine Technologies Inc. (the “Company”), a pioneer in electric propulsion innovation, is pleased to announce the patent filing for its cutting-edge Communication Cryptographic System technology, integral to the E-Motion™ Electric Powertrain components on April 24, 2024. Enabled by high-capacity batteries, this key technology seeks to enhance security for users, ensure the conformity of all system components, and deliver an elevated boating experience.

The E-Motion™ Powertrain's unique design features components that operate as a decentralized network, each performing its functions while interacting intelligently with others. The encrypted communication protocol is designed to ensure that these interactions remain secure and impenetrable to external interference, using a customized level of Advanced Encryption Standard (“AES”). The aim of this unique feature is to enhance security for the user improving the conformity of all system components, mitigating risks of malfunctions.

"Our commitment to innovation extends beyond performance enhancements to include significant advancements in security and integrity of our systems," said Alexandre Mongeon, CEO of Vision Marine Technologies Inc. "The System Communication Encryption is designed to not only protect our technology from unauthorized modifications but also to ensure the reliability and adaptive behavior of our E-Motion™ Powertrain across all operating conditions."

The integration of this advanced encryption technology into the powertrain's computing framework is a critical component of the Company's strategy to lead the industry not only in performance but also in technological system integration and deployment. This technological approach aims to protect the proprietary technology of the E-Motion™ Powertrain while also safeguarding the data and operational parameters from potential external tampering or breach threats and is a key component of high-technology electric powertrain user enjoyment.

"Once we secure this patent, it will mark a pivotal moment for our industry, establishing a new benchmark for the secure operation of advanced marine propulsion systems in an increasingly digital world," remarked Xavier Montagne, Chief Technology Officer at Vision Marine Technologies Inc. "It is imperative to highlight the crucial role security plays in driving the widespread adoption of high-power electric marine propulsion systems."

This patent application is a testament to the Company’s foresight in addressing the evolving needs of the high-tech communication system of the boating industry, designed to keep the Company at the forefront of technological advancements in electric marine propulsion. It highlights the paramount importance of security, not only in communication but also in safeguarding the integrity of all components and ensuring the safety of users. The Company believes that these factors are critical for any players looking to enter or advance in the high-voltage electric powertrain technology field, underscoring the necessity of robust security measures in this rapidly evolving industry.

Vision Marine announces the completion of the sale of one of its boat rental locations

As previously reported, the Company signed a letter of intent on April 3, 2024 with EB Strategies Inc. for the sale of one of its electric boat rental facilities located in Newport Beach, California. The Company announces the closing of this transaction effective April 25, 2024. A portion of the proceeds from the sale will be used to apply for up to 24 patents related to the Company’s E-Motion™ Powertrain technology. The Company anticipates completing the patent application filings by the end of the 2024 calendar year. EB Strategies Inc. is a related party whose controlling shareholder is a member of management of the Company’s boat rental operations.

This strategic sale does not mark the Company’s exit from the electric boat rental business as the Company will continue to own and operate its electric boat rental facilities in Ventura, California and Palm Beach, Florida. In addition, the Company is currently in the process of opening a new electric boat rental facility in Dania Beach, Florida.

Resignation of Patrick Bobby as board member of Vision Marine Technologies

The Company announces the resignation of Mr. Patrick Bobby as a member of its Board of Directors and as its Head of Performance & Special Projects, effective April 22, 2024. Mr. Bobby, who co-founded the Company and has served on its board as well as in several senior management positions since the Company's inception, has decided to pursue other projects. Mr. Bobby stated, "My decision to resign from the Company’s Board of Directors is not the result of any disagreement with the Company’s operations, policies, or procedures. I have appreciated the opportunity to serve on the Board and wish the Company much success as it enters the next phase of its development."

Vision Marine Technologies respects Mr. Bobby’s decision and is deeply grateful for his years of dedication, insight, and leadership that have significantly contributed to shaping the future of the boating industry. The board and the entire team at Vision Marine wish Mr. Bobby the very best in his future endeavors.

As previously announced, the Company is focused on recruiting members of the Board from the boating or electric vehicle industry who can help guide the Company as it transitions from its development phase to its commercialization and growth phase.

About Vision Marine Technologies

Vision Marine Technologies, Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward Looking Statement

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered as future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Investor relations and Company Contact:

Bruce Nurse

(303) 919-2913

bn@v-mti.com